Exhibit 99.1

mF International to Wind Down Legacy Financial Trading Business, Shift Focus Completely to Digital Asset Strategy

Strategic decision allows the Company to commit its full energy to a growing digital asset-centric business model

mF International holds 678,922 Bitcoin Cash (BCH) as of October 15, 2026

HONG KONG, Oct. 23, 2026 /PRNewswire/ — mF International Limited (NASDAQ:MFI) (“mF International” or the “Company”) today announced that its Board of Directors has approved the wind-down and dissolution of the Company’s legacy financial trading solutions business. Following the wind-down, the Company intends to direct its full focus and resources to the development of its Bitcoin Cash (BCH) digital asset treasury, self-mining operations, and other digital asset initiatives going forward.

The decision follows a series of steps the Company has taken since the start of 2026 to build its digital asset operations and represents an important milestone in the planned evolution of mF International’s business model. Notable digital asset initiatives include the Company’s development of BCH self-mining capacity and its ongoing application for a Bermuda Class IILT insurance license to support a future digital asset-denominated life insurance offering. As the Company’s digital asset operations have become more established and continue to grow in importance, management have determined that prioritizing their development is the most effective way to foster long-term growth.

The Company’s BCH self-mining business has continued to grow. Cumulatively, from July 30, 2026 through September 30, 2026, the Company mined 2,265.42 BCH. As of October 15, 2026, the Company held 678,922 BCH, representing approximately 3.23% of the total supply.

The wind-down of the legacy financial trading solutions business will entail the deregistration of m-Finance Limited and its two subsidiaries, Omegatraders Systems Limited and m-Finance Trading Technologies Limited (collectively the “Legacy Companies”), and the disposal of their remaining assets. The Company expects to complete the sale of these remaining legacy fixed assets and domain names by the end of October 2026. Asset disposals, liquidation expenses and final taxes will be recorded in the final audited accounts of the three companies as of December 15, 2026, after which no further changes will be made to their accounting records. The full financial impact on mF International will be reflected in the Company’s audited consolidated financial statements for the fiscal year ending December 31, 2026.

“The wind-down of our legacy financial trading business is a deliberate decision, made as our digital asset operations have become established and are growing in importance to the Company,” said Mr. Dawei Yuan, Chairman and Chief Executive Officer of mF International. “By concentrating our attention and resources on our digital asset strategy, we expect to be better positioned to scale our BCH self-mining operations, grow our BCH treasury, and advance our planned digital asset-denominated life insurance offering. This decision reflects the direction we have been building toward since the start of 2026, and we believe it puts the Company on a clearer, more focused path. We look forward to updating shareholders on our progress as we continue to build mF International into a digital asset-native business.”

The Company will continue to provide updates on its BCH holdings, mining operations, and new business developments through its corporate website, https://mfi.ltd, and its investor relations website, https://ir.mfi.ltd.

About mF International Limited

mF International Limited (MFI) is a Nasdaq-listed fintech company dedicated to building foundational infrastructure for the digital asset ecosystem. Originally established as a provider of advanced trading platform solutions for forex (FX) and precious metals serving global institutional clients, MFI has evolved under new leadership to become an architect of the digital asset-native ecosystem. Current business initiatives include the first Bitcoin Cash (BCH) digital asset treasury (DAT) strategy on Nasdaq, the development of BCH self-mining capacity and operations, and an anticipated digital asset-denominated life insurance business. For more information, please visit the Company’s website: https://ir.mfi.ltd.

Forward-Looking Statements

Any statements in this press release about future expectations, plans and prospects for the Company, including the Company’s intention to direct its full focus and resources to the development of its BCH digital asset treasury, self-mining operations and other digital asset initiatives going forward, the Company’s plan of deregistration of the Legacy Companies, the Company’s expectation to complete the sale of remaining legacy fixed assets and domain names by the end of October 2026 and the plan to record the asset disposals, liquidation expenses and final taxes in the final audited accounts of the three companies as of December 15, 2026, the status of the Company’s application for the Bermuda Class IILT insurance license, and other statements containing the words “believe”, “expect”, “intend”, “may”, “projects”, “anticipate”, “will”, “planned” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, including with respect to the mining business and insurance business and associated financial needs. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s current annual report, registration statements and other filings with the U.S. Securities and Exchange Commission. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date hereof.

For investor and media inquiries, please contact:

mF International Limited
Investor Relations Department
Email: ir@mfi.ltd

ICR, LLC
Robin Yang
Email: mFInternational.IR@icrinc.com
Phone: +1 (646) 308-1475